As filed with the Securities and Exchange Commission on September 1, 2010

File No. 813-00359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

___________

FIFTH AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE
INVESTMENT COMPANY ACT OF 1940

TUDOR EMPLOYEE INVESTMENT FUND LLC

and

TUDOR INVESTMENT CORPORATION
(Exact Names of Applicants as Specified in Their Charters)

1275 King Street
Greenwich, Connecticut 06831
(Address of Principal Executive Offices)
___________

Copies of all Communications and Orders to:

David S.  Mitchell, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

Stephen N.  Waldman, Esq.
Managing Director & Associate General Counsel
Tudor Investment Corporation
1275 King Street
Greenwich, CT 06831

This Application (including attachments) consists of 24 pages

TABLE OF CONTENTS
Page

DEFINITIONS			ii
I.	Summary of Application		1
II.	Statement of Facts		2
	A.	General	2
	B.	Fund Purpose and Organization	2
	C.	Fund Investments	3
	D.	Eligible Investors	4
	E.	Fund Operations	6
III.	Request for Order		7
IV.	Applicants’ Legal Analysis		9
V.	Applicants’ Conditions		14
VI.	Conclusion		17

“Act” has the meaning ascribed to it on page 1.
“Advisers Act” has the meaning ascribed to it on page 2.
 “Applicants” has the meaning ascribed to it on page 1.
 “CFTC” has the meaning ascribed to it on page 2.
“Commission” has the meaning ascribed to it on page 1.
“Consultant” has the meaning ascribed to it on page 4.
“Eligible Investor” has the meaning ascribed to it on page 4.
“Exchange Act” has the meaning ascribed to it on page 2.
“Fund” has the meaning ascribed to it on page 1.
“Fund Investor” has the meaning ascribed to it on page 5.
“Interests” has the meaning ascribed to it on page 4.
“Investment Adviser” has the meaning ascribed to it on page 3.
“Investment Fund” has the meaning ascribed to it on page 1.
“Manager” has the meaning ascribed to it on page 3.
“Rules and Regulations” has the meaning ascribed to it on page 1.
“Securities Act” has the meaning ascribed to it on page 4.
“Subsequent Fund” has the meaning ascribed to it on page 1.
“Third Party Fund” has the meaning ascribed to it on page 11.
“Tudor” has the meaning ascribed to it on page 1.
“Tudor Employees” has the meaning ascribed to it on page 4.
“Tudor Group” has the meaning ascribed to it on page 2.
“Tudor Group Entity” has the meaning ascribed to it on page 2.
 “Underlying Fund” has the meaning ascribed to it on page 3.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________

FIFTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 6(b) AND 6(e)
OF THE INVESTMENT COMPANY ACT OF 1940

of

Tudor Employee Investment Fund LLC

and

Tudor Investment Corporation

I.	Summary of Application
Tudor Employee Investment Fund LLC, a Delaware limited liability company (the “Investment Fund”) and Tudor Investment Corporation, a Delaware corporation (“Tudor” and together with the Investment Fund, the “Applicants”) hereby file a fifth amended and restated application with the Securities and Exchange Commission (the “Commission”), requesting an order pursuant to sections 6(b) and 6(e) of the Investment Company Act of 1940 (the “Act”).  The requested order would exempt the Funds, as defined below, from all provisions of the Act except section 9, sections 36 through 53, and the rules and regulations under those sections (“Rules and Regulations”).  With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder (included in the term Rules and Regulations), and rule 38a-1 under the Act, the exemption is limited as set forth in the application.  The Applicants and any limited liability company or limited partnership which may be formed in the future under the laws of the State of Delaware or another jurisdiction, interests in which may be offered to the same class of  investors as defined below (the “Subsequent Funds1,” together with the Investment Fund, the “Funds” and each a “Fund”) also seek that the requested order permit the Funds to participate in certain affiliated and joint transactions incident to the creation and operation of the employees’ securities companies within the meaning of section 2(a)(13) of the Act.  No form having been prescribed by the rules and regulations of the Commission, the Applicants proceed under rule 0-2 under the Act.
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1 Subsequent Funds are additional pooled investment vehicles identical in all material respects to the Investment Fund (other than investment objectives and strategies and form of organization). All Subsequent Funds will comply with all the terms and conditions set forth in this application.
The Applicants believe that, in view of the facts described below and the conditions contained in this application, concerns of abuse of investors and overreaching which the Act was designed to prevent will not be present.
II.	Statement of Facts
A.	General
Tudor was formed in 1980.   Tudor and its “affiliates”, as defined in rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), are referred to collectively as the “Tudor Group” and each entity within the Tudor Group is referred to individually  as a “Tudor Group Entity”.  The Tudor Group is involved in the money management and proprietary trading businesses and employs approximately 400 employees in: Greenwich, Connecticut; Boston, Massachusetts; Surrey, England; New York, New York; Washington, D.C.; London, England; Singapore; and Sydney, Australia.  The Tudor Group manages investments in the securities, currency and commodities markets for an international client base.  Tudor is registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator and commodity trading advisor, and is a member of the U.S. National Futures Association in such capacities. Tudor is exempt from registration as an investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940 (the “Advisers Act”), does not serve or act as an investment adviser to a registered investment company, and is not registered under the Advisers Act, although it may so register in the future.
B.	Fund Purpose and Organization
Tudor has established the Investment Fund as a limited liability company organized under the laws of the state of Delaware and may in the future establish Subsequent Funds for the benefit of current or former key employees, officers, directors and current consultants of the Tudor Group and certain entities and individuals affiliated with employees of the Tudor Group (“Fund Investors”).   The Funds are designed primarily to create capital building opportunities that are competitive with those at other investment management firms and to facilitate the recruitment and retention of high caliber professionals. Investing in a Fund will allow Eligible Investors, as defined below, to diversify their investment portfolios and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means.
C.	Fund Investments
Each Fund will operate as a non-diversified, closed-end, management investment company. The Funds will be established to enable Eligible Investors, as defined below, through their investment in a Fund to achieve long-term capital appreciation through investment in affiliated and non-affiliated private investment funds (each an “Underlying Fund2”), certain of which are advised by a Tudor Group Entity.  The Underlying Funds in which a Fund invests will be either investment companies excluded from registration under the Act or funds not primarily engaged in the business of investing, reinvesting, or trading in securities, e.g. commodity pools.  Each Fund will be an “employees’ securities company” within the meaning of section 2(a)(13) of the Act.  The investment objectives and policies may vary from Fund to Fund.  Participation in a Fund is voluntary.
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2 Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Fund’s eligibility to invest in an Underlying Fund relying on Section 3(c)(1) or 3(c)(7) of the Act or an Underlying Fund’s status under the Act.
A Tudor Group Entity will serve as the Manager of each Fund.  The same or different Tudor Group Entity will serve as the investment adviser (each an “Investment Adviser”) of each Fund. “Manager” means the general partner of any Fund organized as a limited partnership or the managing member of any Fund organized as a limited liability company, as the case may be.  The Manager will be responsible for managing the business of each Fund.  The Investment Adviser will be responsible for making all investment decisions on behalf of the Fund and will be registered as an investment adviser under the Advisers Act, if required by applicable law.  The ultimate responsibility for a Fund’s operations will remain with the Manager.  Tudor will control each Fund within the meaning of section 2(a)(9) of the Act.
The Tudor Group, the Manager and any other person acting for or on behalf of a Fund shall act in the best interest of the Fund and its Fund Investors.
Whenever the Tudor Group, the Manager or any other person acting for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Fund and its Fund Investors.
The organizational documents for, and any other contractual arrangement regarding, the Funds will not contain any provision which protects or purports to protect the Tudor Group, the Manager or their delegates against any liability to a Fund or its Fund Investors to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.
D.	Eligible Investors
Interests in the Funds (“Interests”) will be offered without registration in reliance on section 4(2) of the Securities Act of 1933 (the “Securities Act”) or Regulation D under the Securities Act and will be offered and sold only to Eligible Investors.  An “Eligible Investor” means (a) any Tudor Group Entity that meets the standards set forth below and (b) an officer, director, or employee of the Tudor Group who has been employed by a Tudor Group Entity for at least one year and “Consultants” of the Tudor Group each of which meet the standards, as applicable, set forth below (collectively, “Tudor Employees”).  The term “Consultant” refers to a person or entity who is on retainer with a Tudor Group Entity at the time Interests are offered to the Consultant to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with the Tudor Group and its employees.  The term “Fund Investor” refers to any Eligible Investor who invests in a Fund.  Each Eligible Investor must have, in the reasonable belief of the Manager, the knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risks of investing in a Fund and be able to bear the economic risk of such investment, and be able to afford a complete loss of the investment.
To be a Tudor Employee, an individual must be (a) an “accredited investor” under rule 501(a)(5) or 501(a)(6) of Regulation D under the Securities Act and (b) a “qualified eligible person” under rule 4.7 promulgated by the CFTC.  A Tudor Employee is a “qualified eligible person” under CFTC rule 4.7(a)(2)(vii) if he or she is a “knowledgeable employee”, as defined in rule 3c-5 under the Act, of a Tudor Group Entity.  Upon termination of employment with a Tudor Group Entity, an Eligible Investor, other than a Consultant, who has been employed by the Tudor Group for at least three years will remain eligible to invest in a Fund or continue to hold Interests in a Fund, as applicable, at the discretion of the Manager of that Fund, for a period of one year for each full year of employment (subject to a maximum of ten years), and thereafter such Interests will be subject to mandatory redemption.  Consultants no longer on retainer with a Tudor Group Entity will no longer be Eligible Investors.  Any Tudor Group Entity and any Consultant that is an entity will be required to be an accredited investor under Regulation D under the Securities Act to be an Eligible Investor.  Each Eligible Investor will also be required to represent in its subscription agreement that its investment in the particular Fund does not exceed 25% of its net worth.  In addition, no Eligible Investor may hold in excess of 5% of the outstanding Interests of any Fund at any time, other than as a result of redemptions by other Fund Investors from the Fund.
The investment objectives and strategies for each Fund will be set forth in offering documents relating to the Interests offered by the Fund.  Prior to being invited to participate in a Fund, each Eligible Investor will receive a copy of the offering documents and the operating agreement (or other organizational document) of the Fund or an offering memorandum, which will set forth all the terms of participation in the Fund. The Managers will send an annual report to each Fund Investor not later than 120 days after the close of the fiscal year, which will contain financial statements of the Fund that have been audited by independent accountants. For purposes of this requirement, “audit” shall have the meaning defined in rule 1-02(d) of Regulation S-X.  In addition, the Fund Investors will receive at least annually all information necessary to enable the Fund Investors to prepare their federal and state income tax returns.
Interests in the Funds will be non-transferable by a Fund Investor except with the express consent of the Manager. No person will be admitted as a Fund Investor unless the person is an Eligible Investor, except that a legal representative of the estate of a deceased Fund Investor may hold that Fund Investor’s Interest in order to settle the Fund Investor’s estate or administer its property. Interests held by a Consultant whose retainer has been terminated or expired will be subject to mandatory redemption, and, unlike other Eligible Investors, Consultants may not invest in a Fund or continue to hold Interests in a Fund based on their length of service to the Tudor Group.  No fee of any kind will be charged in connection with the sale of Interests.
A Fund may leverage its investments in any of the Underlying Funds by entering into borrowing arrangements with third parties, including a Tudor Group Entity, in order to gain greater exposure to the Underlying Funds.  Each such loan will be made at an interest rate no less favorable than that which could be obtained on an arm's length basis. A Fund will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of the Fund (other than short-term paper). Any loan made to a Fund will be non-recourse to the Fund Investors.
A Fund will not acquire any security issued by a registered investment company if, immediately after the acquisition, the Fund would own more than 3% of the outstanding voting stock of the registered investment company.
E.	Fund Operations
Neither the Manager nor any Investment Adviser will receive any management fees from a Fund for its management activities on behalf of such Fund.  An Investment Adviser may receive compensation for acting as an investment adviser to an Underlying Fund, but will waive any such compensation it receives directly related to a Fund’s investment in such Underlying Funds.   All direct fees and expenses of a Fund will be paid by the Manager.  However, a Fund will be indirectly subject to the fees and expenses incurred by an Underlying Fund (including management and incentive fees and allocations).  A Fund also will be responsible for payment of interest expense, if any, in connection with any borrowings by the Fund.
Upon termination of employment with a Tudor Group Entity, an Eligible Investor, other than a Consultant, who has been employed by the Tudor Group for at least three years will remain eligible to invest in a Fund or continue to hold Interests in a Fund, as applicable, at the discretion of the Manager of that Fund, for a period of one year for each full year of employment (subject to a maximum of ten years), and thereafter such Interests will be subject to mandatory redemption.   The repurchase price for Interests will be based on net asset value pursuant to the Fund’s organizational and offering documents.
III.	Request for Order
On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act for the following reasons:
1. each Fund will be an “employees’ securities company” as such term is defined in section 2(a)(13) of the Act; all persons who control the Manager of such Fund are directors or senior officers of the Tudor Group and all Fund Investors of such Fund will be Eligible Investors; and no sales load, advisory fee or management fee is payable directly to a Manager or Investment Adviser by any Fund;
2. with respect to each Fund, there will exist a substantial community of economic and other interests among the Tudor Group, the Manager of the Fund, the Investment Adviser of the Fund and the Fund Investors of the Fund, taking into consideration the concern of the Tudor Group with the morale of its personnel and the importance to the Tudor Group of attracting and retaining its personnel, and the absence of any public group of investors;
3. the fact that any investment program for a Fund will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Fund and will not be promoted to Eligible Investors by persons outside of the Tudor Group seeking to profit from fees for investment advice or from the distribution of securities;
4. the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time a Fund considers a (i) coinvestment with the Tudor Group, or (ii) purchase or sale to or from the Tudor Group; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Manager of the Fund and on the part of the Fund, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Fund Investors of the Fund with respect to such matters as the furnishing of reports to Fund Investors of the Fund and the conditions and other restrictions on the Fund’s operations contained in this application; and
5. the fact that Eligible Investors will meet the standards of “accredited investors” under rule 501(a) of Regulation D of the Securities Act and “qualified eligible persons” (as defined in rule 4.7 promulgated by the CFTC under the Commodity Exchange Act and are equipped to (i) understand and evaluate the structure, management and plan of each Fund as compared to other investment opportunities, (ii) understand and evaluate the merits and risks of investing in each Fund and (iii) understand that each Fund is being offered without registration under the Act and the Securities Act and the protections afforded thereby.
WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to sections 6(b) and 6(e) of the Act exempting the Funds from all the provisions of the Act, except section 9, sections 36 through 53 and the Rules and Regulations.  With respect to sections 17 and 30 of the Act and rule 38a-1 under the Act, the exemption is limited as set forth in the application.  The Manager and the Investment Adviser of each Fund will observe the standards prescribed in section 9, 36 and 37 of the Act.
IV.	Applicants’ Legal Analysis
 Sections 6(b), 6(e) and 7 – Section 6(b) of the Act provides, in part, that the Commission will exempt employees’ securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors.  Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested, and the relationship between the company and the issuers of the securities in which it invests.  Section 2(a)(13) defines an employees’ securities company as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers, together with any of the persons in (a) or (b).
Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities.  Section 6(e) provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act.
Section 17(a) - Section 17(a) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. Applicants request an exemption from section 17(a) to permit: (a) a Tudor Group Entity or a Third Party Fund, as defined below (or any affiliated person of a Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Fund or any entity controlled by the Fund; (b) any Fund to invest in or engage in any transaction with any entity, acting as principal (i) in which the Fund, any company controlled by the Fund or any Tudor Group Entity or a Third Party Fund has invested or will invest or (ii) with which the Fund, any company controlled by the Fund, a Tudor Group Entity or a Third Party Fund is or will otherwise become affiliated; or (c) a partner or other investor in any entity in which a Fund invests, acting as principal, to engage in transactions directly or indirectly with a Fund or any company controlled by a Fund.
 state that an exemption from section 17(a) is consistent with the protection of investors and the purposes of the Act. Applicants state that the Fund Investors in each Fund will be informed of the possible extent of the Fund’s dealings with a Tudor Group Entity or a Third Party Fund and of the potential conflicts of interest that may exist. Applicants also state that, as professionals engaged in the investment management business, the Fund Investors will be able to understand and evaluate the attendant risks. Applicants assert that the community of interest among the Fund Investors and the Tudor Group will serve to reduce any risk of abuse in transactions involving a Fund and a Tudor Group Entity.
Section 17(d) and Rule 17d-1 - Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission.  Applicants request relief to permit affiliated persons of each Fund, or affiliated persons of any of these persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the Fund or an entity controlled by such Fund is a participant.
Applicants assert that compliance with section 17(d) would cause a Fund to forego investment opportunities simply because a Fund Investor, the Manager, or any other affiliated person of the Fund (or any affiliate of such a person) had made a similar investment.  Applicants also submit that the types of investment opportunities considered by a Fund often require each participant to make available funds in an amount that may be substantially greater than may be available to such Fund alone.  Applicants contend that, as a result, the only way in which a Fund may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates.  Applicants note that each Fund will be primarily organized for the benefit of Eligible Investors as an incentive for them to remain with the Tudor Group and for the generation and maintenance of goodwill.  Applicants assert that the flexibility to structure co-investments and joint investments in the context of employees’ securities companies will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.
Co-investments with a Third Party Fund will not be subject to condition 3 below. The term “Third Party Fund” refers to investment funds or separate accounts organized primarily for the benefit of investors who are not affiliated with a Tudor Group Entity and over which a Tudor Group Entity exercises investment discretion.  Applicants believe it is important that the interests of the Third Party Fund take priority over the interests of the Funds, and that the Third Party Fund not be burdened or otherwise affected by activities of the Funds. In addition, applicants assert that the relationship of a Fund to a Third Party Fund is fundamentally different from such Fund’s relationship to the Tudor Group. Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Funds from any overreaching by the Tudor Group in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors of a Third Party Fund.  If a Tudor Group Entity invests its own capital in Third Party Fund investments, that investment by the Tudor Group Entity will be subject to substantially the same terms as those applicable to the Third Party Fund.
Section 17(f) - Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-2 under the Act imposes certain requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments.  Applicants request relief from section 17(f) and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2:  (a) a Fund’s investments may be kept in the locked files of its Investment Adviser; (b) for purposes of paragraph (d) of the rule, (i) employees of the Investment Adviser will be deemed to be employees of the Fund, (ii) officers or managers of the Investment Adviser of a Fund will be deemed to be officers of the Fund, and (iii) the Investment Adviser of a Fund or its executive committee will be deemed to be the board of directors of the Fund and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two high level officers of the Investment Adviser.  With respect to the Funds, the Applicants expect that many of their investments will be evidenced only by partnership or operating agreements, or subscription agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  The Applicants assert that, for such a Fund, these instruments are most suitably kept in the files of the Investment Adviser, where they can be referred to as necessary.
Section 17(g) -Section 17(g) of the Act and rule 17g-1 thereunder generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company's board of directors. Paragraph (h) of rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from section 17(d) of the Act and the rules thereunder. Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in rule 0-1(a)(7). Applicants request an exemption from section 17(g) and rule 17g-1 to the extent necessary to permit each Fund to comply with rule 17g-1 without the necessity of having a majority of the disinterested directors take such action and make thedeterminations as are set forth in the rule.  Specifically, each Fund will comply with rule 17g-1 by having the Manager take such actions and make such approvals set forth in rule 17g-1. Applicants state that, because the Manager will be an interested person of each Fund, a Fund could not comply with rule 17g-1 without the requested relief. Applicants also request an exemption from the requirements of rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and provision of notices to the board of directors and from the requirements of rule 17g-1(j)(3). Applicants believe the filing requirements are burdensome and unnecessary as applied to a Fund. The Manager will maintain the materials otherwise required to be filed with the Commission by rule 17g-1(g) and agrees that all such material will be subject to examination by the Commission and its staff. The Manager will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. Applicants also state that the notices otherwise required to be give to the board of directors would be unnecessary as the Funds will not have boards of directors. Each Fund will comply with all other requirements of rule 17g-1.
Section 17(j) - Section 17(j) of the Act and paragraph (b) of rule 17j-1 thereunder make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Funds.  In light of the purpose of the Funds and the community of interest among the Funds and between the Funds and the Managers, the Applicants believe that little purpose would be served by this requirement even if it were feasible.
Sections 30(a), 30(b) and 30(e) - Applicants request an exemption from the requirements in sections 30(a), 30(b) and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the Fund Investors. Applicants request exemptive relief to the extent necessary to permit each Fund to report annually to its Fund Investors.
Section 30(h) - Applicants also request an exemption from section 30(h) to the extent necessary to exempt the Managers of each Fund and any other person who may be deemed to be a member of an advisory board of a Fund from filing Forms 3, 4, and 5 under section 16(a) of the Exchange Act with respect to their ownership of Interests in a Fund. Applicants assert that, because there will be no trading market and transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.
Rule 38a-1 - Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Fund will comply with rule 38a-1(a), (c) and (d), except that (a) because the Funds do not have boards of directors, the Manager of each Fund will fulfill the responsibilities assigned to a Fund's board of directors under the rule, and (b) because a Manager would be considered an interested person of a Fund, approval by a majority of disinterested directors required by rule 38a-1 will not be obtained and the Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Manager.
V.	Applicants’ Conditions
The Applicants agree that any order granting the requested relief will be subject to the following conditions:
1. Each proposed transaction involving a Fund otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 under the Act to which a Fund is a party (each a “Section 17 Transaction”) will be effected only if its Manager, in consultation with its Investment Adviser, determines that:
(a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Fund Investors and do not involve overreaching of such Fund or its Fund Investors on the part of any person concerned; and
(b) the Section 17 Transaction is consistent with the interests of the Fund Investors of such Fund, such Fund’s organizational documents and such Fund’s reports to its Fund Investors.
In addition, the Manager of each Fund will record and preserve a description of all Section 17 Transactions, the Manager’s and the Investment Adviser’s findings, the information or materials upon which their findings are based, and the basis therefor. All such records will be maintained for the life of a Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff.3
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3 Each Fund will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.
2.  The Manager of each Fund, in consultation with the Investment Adviser of each Fund, will adopt and periodically review and update, procedures designed to ensure that reasonable inquiry is made, before consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of an affiliated person, promoter or principal underwriter.
3. The Investment Adviser of a Fund will not invest the funds of such Fund in any investment in which an “Affiliated Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, and where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Fund and an  Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (a) gives the Investment Adviser sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the Fund has the opportunity to dispose of the investment prior to or concurrently with, and on the same terms as, and pro rata with the Affiliated Co-Investor. The term “Affiliated Co-Investor” with respect to any Fund means any person who is (a) an “affiliated person”, as such term is defined in Section 2(a)(3) the Act, of the Fund (other than a Third Party Fund); (b) a Tudor Group Entity; (c) an officer, director or employee of the Tudor Group; or (d) an entity (other than a Third Party Fund) in which a Tudor Group Entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.  The restrictions contained in this condition, however, will not be deemed to limit or prevent the disposition of an investment by an Affiliated  Co-Investor:  (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member; or (c) when the investment is comprised of securities that are (i) listed on any exchange registered  as a national securities exchange under section 6 of the Exchange Act; (ii) NMS stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (iii)  government securities as defined in section 2(a)(16) of the Act or other securities that meet the definition of an eligible security in rule 2a-7 under the Act; or (iv) listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.
4. Each Fund and its Manager will maintain and preserve, for the life of each Fund and at least six years thereafter, all accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Fund Investors, and each annual report of such Fund required to be sent to the Fund Investors, and agree that all such records will be subject to examination by the Commission and its staff.4
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4 Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
5. The Manager will send to each Fund Investor who had an Interest in the Fund, at any time during the fiscal year then ended, Fund financial statements that have been audited by that Fund’s independent accountants.  At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund.  In addition, within 120 days after the end of each fiscal year of the Fund, the Manager of a Fund shall send a report to each person who was a Fund Investor in such Fund at any time during the fiscal year then ended setting forth tax information necessary for the preparation by the Fund Investor of his or her federal and state income tax returns and a report of the investment activities of the Fund during that year.
6. Whenever a Fund makes a purchase from or sale to an entity that is affiliated with the Fund by reason of a Tudor Group director, officer or employee (a) serving as an officer, director, general partner or investment adviser of the entity or (b) having a 5% or more investment in the entity, that individual will not participate in the determination by the Fund of whether or not to effect the purchase or sale.
VI.	Conclusion
The above exemptions are being requested because they are considered necessary or relevant to the operations of the Funds as an investment program uniquely adapted to the needs of employees of the Tudor Group.  The exemptions requested are necessary to create an attractive investment program for Eligible Investors and to enable the investment activities of the Funds to maintain the community of interest among all Fund Investors.  It is respectfully submitted that the protections provided in the sections of the Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the Act in view of the substantial community of interest among all the parties and the fact that each Fund is an “employees’ securities company” as defined in section 2(a)(13) of the Act.
Pursuant to rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this application.  The Applicants further state that all written communications concerning this application should be directed to the addresses set forth on the cover page.  The Applicants request that the Commission issue the requested order pursuant to rule 0-5 under the Act without a hearing being held.
The authorization required by rule 0-2(c)(1) and the verification required by rule 0-2(d) are also attached hereto.

On the basis of the foregoing, the Applicants submit that all the requirements contained in rule 0-2 under the Act relating to the signing and filing of this application have been complied with and that the individuals who have signed and filed this application in the name and on behalf of the Applicants are fully authorized to do so.
Dated:  September 1, 2010
TUDOR EMPLOYEE INVESTMENT FUND LLC

By:	Second Management LLC, its Member Manager

By:	/s/ John R. Torell
	Name:	John R. Torell
	Title:	Managing Director and Chief Financial Officer

TUDOR INVESTMENT CORPORATION

By:	/s/ John R. Torell
	Name:	John R. Torell
	Title:	Managing Director and Chief Financial Officer

Authorization
Pursuant to Section 4.1(c) of the Limited Liability Company Agreement of Tudor Employee Investment Fund LLC (the “Investment Fund”), Second Management LLC (“Second”), as Member Manager of the Investment Fund, is entitled to execute and file this application on behalf of the Investment Fund.  All required action necessary to fully authorize Second to execute and file this application on behalf of the Investment Fund has been taken, and Second is so authorized.
Pursuant to the Limited Liability Company Agreement of Second and applicable law, John R. Torell, Managing Director and Chief Financial Officer of Second, is entitled to execute and file this application in its capacity as Member Manager of the Investment Fund.  All required action necessary to fully authorize Mr. Torell to execute and file this application on behalf of Second has been taken, and Mr. Torell is so authorized.
Pursuant to the By-Laws of Tudor Investment Corporation (“Tudor”), John R. Torell, Managing Director and Chief Financial Officer of Tudor is entitled to execute and file this application on behalf of Tudor.  All required action necessary to fully authorize John R. Torell to execute and file this application on behalf of Tudor has been taken, and John R. Torell is so authorized.
TUDOR EMPLOYEE INVESTMENT FUND LLC

By:	Second Management LLC, its Member Manager

By:	/s/ John R. Torell
	Name:	John R. Torell
	Title:	Managing Director and Chief Financial Officer

TUDOR INVESTMENT CORPORATION

By:	/s/ John R. Torell
	Name:	John R. Torell
	Title:	Managing Director and Chief Financial Officer

Verification

The undersigned states that he has duly executed the attached Amendment No. 4 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 dated September 1, 2010 for and on behalf of Tudor Employee Investment Fund LLC and Tudor Investment Corporation; that he is (i) Managing Director and Chief Financial Officer of Second Management LLC, the Member Manager of Tudor Employee Investment Fund LLC, and (ii) Managing Director and Chief Financial Officer of  Tudor Investment Corporation; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/ John R. Torell
	Name:	John R. Torell
	Title:	Managing Director and Chief Financial Officer of Tudor Investment Corporation and Second Management LLC, the Member Manager of Tudor Employee Investment Fund LLC